                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.2)
                                       of
                           Tweedy, Browne Company LLC

                                (Name of Issuer)
                               Regal-Beloit Corp.

                         (Title of Class of Securities)
                     Common Stock, Par Value $.01 per share

                                 (Cusip Number)
                                   758750103

                                December 31, 2002

             (Date of Event which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  758750103
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Tweedy, Browne Company LLC ("TBC")

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3.   SEC USE ONLY



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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES       1,216,574 shares

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BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY      0 shares

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    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING     1,227,774 shares

               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH        0 shares

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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,227,774 shares

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.91%

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12.  TYPE OF REPORTING PERSON (See instructions)

        BD & IA

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14.  CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
     SCHEDULE IS FILED
     [x] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)
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ITEM 1(A).  NAME OF ISSUER:
             Regal-Beloit Corp.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             200 State St., Beloit, Wisconsin 53511-6254

ITEM 2(A).  NAME OF PERSON FILING:

           The person filing this Amendment No. 2 to Statement on
           Schedule 13G is Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company. This Amendment No. 2 amends
           Amendment No. 1 to a Statement on Schedule 13G, filed by TBC on January 28, 2002.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE

             The business address of TBC is 350 Park Avenue, New York, NY 10022.

ITEM 2(C).  CITIZENSHIP:

                TBC is a Delaware limited liability company.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            This Amendment No. 2 relates to the Common Stock, Par Value $.01 per share of the issuer.

ITEM 2(E).  CUSIP NUMBER:

             758750103


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [X]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [X]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)  [_]  Group, in accordance with Rule 13d-1(c), check this box.

ITEM 4 - OWNERSHIP

ITEM 4 (a) Amount Beneficially Owned:
           1,227,774 shares

       (b) Percent of Class
           4.91%

       (c) Number of Shares as to which such person has:

       (i) Sole power to vote or direct the vote:
           1,216,574 shares

      (ii) Shared power to vote or direct the vote:
           0 shares

      (iii) Sole power to dispose or to direct the disposition of 1,227,774 shares

      (iv) Shared power to dispose or to direct the disposition of 0 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS      [X]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         Not applicable

ITEM 10. CERTIFICATION

         By signing below TBC does hereby certify that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

TBC after reasonable inquiry and to the best of its knowledge and belief, does hereby certify that the information set forth in this Amendment No. 2 is true, complete and correct.

TWEEDY, BROWNE COMPANY LLC

By:  /s/ Christopher H. Browne

    --------------------------
    Christopher H. Browne
    Managing Director